EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of financial condition and results of operations of Star Bulk Carriers Corp.  ("Star Bulk") for the three-month periods ended March 31, 2015 and 2016.  Unless otherwise specified herein, references to the "Company," "we," "us" or "our" shall include Star Bulk and its subsidiaries.  You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial conditions and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission (the "Commission") on March 22, 2016.  This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel.

In July 2014, we acquired Oceanbulk Shipping LLC and Oceanbulk Carriers LLC, which were entities controlled by Oaktree Capital Group, L.P., as well as Dioriga Shipping Co. and Positive Shipping Company, which were entities owned and controlled by affiliates of the family of Mr. Pappas. In August 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd., pursuant to which we acquired 34 dry bulk carrier vessels (“Excel Vessels”).

Our Fleet

Our fleet carries a variety of dry bulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. As of June 24, 2016, our operating fleet consisted of 70 vessels with an aggregate carrying capacity of approximately 7.4 million dwt. Our fleet also includes five newbuilding vessels under construction at a shipyard in China, all of which are expected to be delivered during 2016, 2017, and 2018. When our newbuilding program is completed in the first quarter of 2018, on a fully delivered basis we expect our 75-vessel fleet to have an average age of 8.5 years and an aggregate carrying capacity of 8.5 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt.

In addition, in 2015, we entered into an agreement with a third party to sell the vessel Maiden Voyage. The vessel was delivered to its new owner on September 15, 2015 and was leased back to us under an operating time charter lease for two years.

Lastly, as of June 24, 2016, we provide commercial and technical management services to one Supramax third party vessel.

The following tables present summary information relating to our existing fleet, our newbuilding vessels and the third party vessels under our management as of June 24, 2016:

Existing On the Water Fleet Profile

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2016	July-15
5	Star Libra (1)	Newcastlemax	207,765	2016	June-16
6	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
7	Leviathan	Capesize	182,511	2014	September-14
8	Peloreus	Capesize	182,496	2014	July-14
9	Star Martha	Capesize	180,274	2010	October-14
10	Star Pauline	Capesize	180,274	2008	December-14
11	Pantagruel	Capesize	180,181	2004	July-14
12	Star Borealis	Capesize	179,678	2011	September-11
13	Star Polaris	Capesize	179,600	2011	November-11
14	Star Angie	Capesize	177,931	2007	October-14
15	Big Fish	Capesize	177,662	2004	July-14
16	Kymopolia	Capesize	176,990	2006	July-14
17	Big Bang	Capesize	174,109	2007	July-14
18	Star Aurora	Capesize	171,199	2000	September-10
19	Star Despoina	Capesize	170,162	1999	December-14
20	Star Eleonora	Capesize	164,218	2001	December-14
21	Star Monisha	Capesize	164,218	2001	February-15
22	Amami	Post Panamax	98,681	2011	July-14
23	Madredeus	Post Panamax	98,681	2011	July-14
24	Star Sirius	Post Panamax	98,681	2011	March-14
25	Star Vega	Post Panamax	98,681	2011	February-14
26	Star Angelina	Kamsarmax	82,981	2006	December-14
27	Star Gwyneth	Kamsarmax	82,790	2006	December-14
28	Star Kamila	Kamsarmax	82,769	2005	September-14
29	Pendulum	Kamsarmax	82,619	2006	July-14
30	Star Maria	Kamsarmax	82,598	2007	November-14
31	Star Markella	Kamsarmax	82,594	2007	September-14
32	Star Danai	Kamsarmax	82,574	2006	October-14
33	Star Georgia	Kamsarmax	82,298	2006	October-14
34	Star Sophia	Kamsarmax	82,269	2007	October-14
35	Star Mariella	Kamsarmax	82,266	2006	September-14
36	Star Moira	Kamsarmax	82,257	2006	November-14
37	Star Nina	Kamsarmax	82,224	2006	January-15
38	Star Renee	Kamsarmax	82,221	2006	December-14
39	Star Nasia	Kamsarmax	82,220	2006	August-14
40	Star Laura	Kamsarmax	82,209	2006	December-14
41	Star Jennifer	Kamsarmax	82,209	2006	April-15
42	Star Helena	Kamsarmax	82,187	2006	December-14
43	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
44	Star Iris	Panamax	76,466	2004	September-14
45	Star Aline	Panamax	76,429	2004	September-14
46	Star Emily	Panamax	76,417	2004	September-14
47	Star Vanessa	Panamax	72,493	1999	November-14
48	Idee Fixe (1)	Ultramax	63,458	2015	March-15
49	Roberta (1)	Ultramax	63,426	2015	March-15
50	Laura (1)	Ultramax	63,399	2015	April-15
51	Kaley (1)	Ultramax	63,283	2015	June-15
52	Kennadi	Ultramax	63,262	2016	January-16
53	Mackenzie	Ultramax	63,226	2016	March-16
54	Star Challenger	Ultramax	61,462	2012	December-13
55	Star Fighter	Ultramax	61,455	2013	December-13
56	Star Lutas	Ultramax	61,347	2016	January-16
57	Honey Badger	Ultramax	61,320	2015	February-15
58	Wolverine	Ultramax	61,292	2015	February-15
59	Star Antares	Ultramax	61,258	2015	October-15
60	Star Acquarius	Ultramax	60,916	2015	July-15
61	Star Pisces	Ultramax	60,916	2015	August-15
62	Strange Attractor	Supramax	55,742	2006	July-14
63	Star Omicron	Supramax	53,489	2005	April-08
64	Star Gamma	Supramax	53,098	2002	January-08
65	Star Zeta	Supramax	52,994	2003	January-08
66	Star Delta	Supramax	52,434	2000	January-08
67	Star Theta	Supramax	52,425	2003	December-07
68	Star Epsilon	Supramax	52,402	2001	December-07
69	Star Cosmo	Supramax	52,247	2005	July-08
70	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	7,421,255

(1)	Subject to a bareboat charter accounted for as a capital lease

Chartered-In Vessel
Vessel Name	Type	Capacity (dwt.)	Year Built
Astakos (ex - Maiden Voyage)	Supramax	58,722	2012
	Total dwt:	58,722

Newbuilding Vessels

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1371 (tbn Star Virgo) (1)	Newcastlemax	208,000	SWS, China	Jan-17
2	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	SWS, China	Feb-17
3	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	Jul-17
4	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	Jan-18
5	HN 1343 (tbn Star Leo) (2)	Newcastlemax	208,000	SWS, China	Jan-18
		Total dwt:	1,040,000

(1)	Subject to a bareboat charter that will be accounted for as a capital lease.
(2)	To be financed under a bareboat charter that will be accounted for as a capital lease.

Third Party Vessel Under Management

Vessel Name	Year Built	Capacity (dwt.)
Serenity I	2012	53,688
	Total dwt:	53,688

As used herein, "SWS" refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities or debt securities and operating cash flow. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when we are able to do so. Our primary source of short-term liquidity is our operating revenues.

Our medium- and long-term liquidity requirements are funding newbuilding vessels and funding required repayments under our vessel financings and other debt agreements. Sources of funding for our medium- and long-term liquidity requirements include new loans, capital leases, equity issuance or vessel sales.

As of March 31, 2016, we had outstanding borrowings of $991.0 million, of which $132.9 million is scheduled to be repaid in the next twelve months. As of March 31, 2016, cash and cash equivalents decreased to $138.5 million compared to $208.1 million as of December 31, 2015. Legally restricted cash, due to cash collateral requirements contained in our loan agreements, was decreased to $12.5 million as of March 31, 2016, compared to $14.0 million as of December 31, 2015.

In addition, as of June 24, 2016, the total payments for our remaining five newbuilding vessels were expected to be $193.4 million. Up to that date, we had already paid $54.8 million for these newbuilding vessels. As of June 24, 2016, we have secured $192.5 million of debt financing for our remaining five newbuilding vessels. The remaining payments for the newbuilding vessels are expected to be paid from cash on hand, proceeds of vessel sales or the net proceeds of additional debt or equity financings. Based on market conditions, our growth strategy and our cash and liquidity position, we may, from time to time, seek to delay or cancel the construction of certain of our newbuilding vessels or seek to dispose of further existing vessels.

As of June 24, 2016, we had $159.2 million in cash and outstanding borrowings of $984.3 million, including the $50.0 million under the issued 2019 Notes and our capital lease obligations.

For information relating to our loan agreements and lease obligations, please see Note 8, 5 and 17 to our audited consolidated financial statements for the year ended December 31, 2015 included in our annual report on Form 20-F, which was filed with the Commission on March 22, 2016, and Notes 8, 5 13 and 15 to our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2016, included elsewhere herein.

Our credit facilities contain financial covenants and undertakings requiring us (or the borrowing entity) to maintain various financial ratios, including:

—	a minimum ratio of aggregate vessel value to loans secured (“SCR”);
—	a maximum ratio of total liabilities to market value adjusted total assets;
—	a minimum EBITDA to interest coverage ratio;
—	a minimum liquidity; and
—	a minimum equity ratio
As of December 31, 2015, as a result of market conditions, the market value of certain of our vessels was below the minimum SCR required under certain loan agreements. An SCR shortfall does not automatically trigger the acceleration of the corresponding loans or constitute a default under the relevant loan agreements. Under these loan agreements, we may remedy an SCR shortfall within a period of 10 to 30 days after we receive notice from the lenders by providing additional collateral or repaying the amount of the shortfall. As such, as of December 31, 2015, $14,268 (which was the amount that could be made repayable under the SCR provisions by the lenders (or “SCR Shortfall Amount”) was reclassified as current portion of long-term debt within current liabilities. Apart from this, as of December 31, 2015, we were in compliance with the applicable financial and other covenants contained in our debt agreements, including the 2019 Notes. We had not received, neither up to March 22, 2016 the date of issuance of our 2015 20-F Annual Report nor up to the date of this report, any notices from the relevant lenders that would indicate their intention to exercise their rights under the SCR provisions of the relevant loan agreements and cause acceleration of their respective outstanding loan amounts.

In an effort to deleverage our balance sheet and improve our  liquidity position, we are currently in the final stages of negotiations with our lenders to, among other things, (i) defer principal payments owed for a period more than 12 months to the due date of the balloon installments of each facility, which range from

August 2018 to November 2027, and (ii) waive in full or substantially relax the financial covenants, effective March 31, 2016 and for a period more than 12 months, (iii) implement a cash sweep mechanism pursuant to which excess cash will be applied towards the payment of deferred amounts, payable pro rata based on each facility’s deferred amounts relative to the total deferred amounts. In exchange for the abovementioned concessions from our Lenders, we might have to raise additional equity and / or impose restrictions on paying dividends (the “Restructuring”).

As part of our negotiations with our lenders, the lenders have entered into standstill agreements with us (the “Standstill Agreements”) pursuant to which they have agreed to waive their rights stemming from any non-compliance with applicable financial covenants (effective as of March 31, 2016) and from any failure to pay regular installments for the period beginning June 1, 2016 and ending at the earlier of August 31, 2016 or the date upon which we and the lenders reach a definitive agreement with respect to the Restructuring. Since the Restructuring has not yet been completed and as the Standstill Agreements only waive the financial covenants as of March 31, 2016 and for a period of less than 12 months, we have reclassified within current liabilities an amount of $784,998 representing amounts due under our bank loans, 8.00% 2019 Notes and certain capital lease and swap obligations as of March 31, 2016, which would otherwise be classified as non-current liabilities by reference to their scheduled repayment dates, following guidance related to the classification of obligations that are callable by the creditor. Accordingly, unamortized deferred finance fees of $12,866 related to bank debt and 8.00% 2019 Notes have been reclassified as current against the corresponding debt. In addition, Restricted cash corresponding to the relevant debt, has been classified within Current Assets in the accompanying consolidated balance sheet as of March 31, 2016.
Given the prolonged market downturn in the dry bulk market and the continued depressed outlook on freight rates and vessels' market values, cash expected to be generated from operations or proceeds from the sale of vessels, assuming that current market charter hire rates would prevail in the twelve-month period ending March 31, 2017, will not be sufficient, absent the Restructuring, to cover our working capital deficit, including the reclassified bank debt, 8.00% 2019 Notes and certain lease and swap obligations discussed above. These conditions and events raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We expect that the Restructuring will be successfully completed by August 2016. In this respect, we believe that the plans detailed above will enable us to cover our working capital needs for a reasonable period of time.
We may fund possible growth through our cash balances, operating cash flow, additional debt, equity issuances, or vessel sales. Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers.  In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all.  Further, our stock price and the stock price of shipping companies in general have recently been volatile, and we may not be able to raise additional equity financing. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management's expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

Other Recent Developments

Fleet update

On April 1, April 4 and May 30, 2016, the vessels Indomitable, Obelix and Star Michele, respectively, were delivered to their buyers.

On June 6, 2016, we took delivery of the Newcastlemax vessel Star Libra (ex-HN 1372), which is financed under a bareboat charter accounted for as a capital lease, from CSSC (Hong Kong) Shipping Company Limited, (“CSSC”).

On June 6, 2016, we took delivery of the Capesize vessel Star Taurus (ex-HN 1339), which was sold to a third party pursuant to a preexisting agreement upon its delivery from the shipyard.

Other subsequent events

5-for-1 reverse stock split: Effective as of the opening of trading on June 20, 2016, the Company effected a 5-for-1 reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's Special Meeting of Shareholders held on December 21, 2015. The reverse stock split reduced the number of the Company's common shares from 219,788,952 to 43,955,659 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share.
Operating Results
Factors Affecting Our Results of Operations

As of June 24, 2016, we had 67 of our vessels employed in the spot market, under charter agreements of short duration, and three vessels on medium- to long-term time charters, scheduled to expire from October 2016 to May 2017.  Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil), port and canal charges.  Under voyage charters, we pay voyage expenses such as port, canal and fuel costs.  Under all charters, we pay for the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we also pay the dry docking costs related to our vessels.

The following table reflects certain operating data of our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

(TCE rates expressed in U.S. dollars)	Three-month period ended March 31,
	2016	2015
Average number of vessels (1)	72.7	65.1
Number of vessels (2)	72	68
Average age of operational fleet (in years) (3)	7.4	8.5
Ownership days (4)	6,529	5,863
Available days (5)	6,211	5,759
Voyage days for fleet (6)	5,415	4,602
Fleet utilization (7)	87.2%	79.9%
Daily time charter equivalent rate (“TCE”) (8)	$4,968	$6,866

(1)	Average number of vessels is the number of vessels that constituted our operating fleet (including charter-in vessels) for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our operating fleet during the period divided by the number of calendar days in that period.
(2)	As of the last day of the periods reported.
(3)	Average age of operational fleet is calculated as of March 31, 2016 and 2015, respectively.

(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(5)	Available days for the fleet are the ownership and charter-in days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.
(6)	Voyage days are the total days the vessels were in our possession or chartered-in for the relevant period after subtracting off-hire days incurred for any reason (including off-hire for major repairs, dry docking, special or intermediate surveys or lay-up days, if any).
(7)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.
(8)	Represents the weighted average daily TCE rates of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the unaudited interim condensed consolidated statement of operations:

	Three-month period ended March 31,
(In thousands of U.S. Dollars, except as otherwise stated)	2015	2016
Voyage revenues	$45,433	$46,257
Less:
Voyage expenses	(17,746)	(19,562)
Plus:
Amortization of fair value of below/above market acquired time charter agreements	3,910	207
Time charter equivalent revenues	$31,597	$26,902
Fleet Voyage days	4,602	5,415
Daily time charter equivalent (TCE) rate (in U.S. Dollars)	$6,866	$4,968

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.  Our voyage expenses primarily consist of bunkers cost and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is off-hire. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel's cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives' compensation, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities for our delivered vessels and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain/ (Loss) on Derivative Financial Instruments

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled.

In addition, from time to time, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in Accumulated other comprehensive income / (loss) and is subsequently recognized in earnings, under “Interest and finance costs” when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net”. The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

Three month period ended March 31, 2016 compared to the three month period ended March 31, 2015

Voyage Revenues: For the first quarter of 2016, total voyage revenues were $46.3 million compared to $45.4 million for the first quarter of 2015. This increase was primarily driven by the increase of the average number of vessels to 72.7 in the first quarter of 2016, from 65.1 in the first quarter of 2015, and was partially offset by lower charterhire rates prevailing in the dry bulk market during the first quarter of 2016, compared to the first quarter of 2015.

Voyage Expenses: For the first quarter of 2016, voyage expenses were $19.6 million, compared to $17.7 million for the first quarter of 2015. The increase in voyage expenses was due to the increase in the average number of vessels as discussed above, as well as the increased level of spot market activity, which are associated with higher voyage expenses than time charters.
Charter-in hire expense: For the first quarter of 2016, charter hire expense was $1.0 million, representing the expense for the lease back of the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015.
Vessel Operating Expenses: For the first quarter of 2016 and 2015, vessel operating expenses were $24.9 million and $27.8 million, respectively. The decrease in operating expenses despite the higher average number of vessels in the first quarter of 2016 compared to the first quarter of 2015 is attributable to our management’s focus on cost efficiencies, the addition to our fleet of newly built vessels with lower maintenance requirements and synergies and economies of scale from operating a large fleet. Accordingly, our average daily operating expenses per vessel for the first quarter of 2016 were $3,815, compared to $4,739 during the first quarter of 2015, representing a 19% decrease. In addition, vessel operating expenses for the first quarter of 2016 and 2015 include $1.5 million and $1.8 million, respectively, of one time pre-delivery and pre-joining expenses incurred in connection with the delivery of the new vessels in our fleet during each period. Pre-joining and pre-delivery expenses are expenses for the initial crew manning, as well as the initial supply of stores for the vessel upon delivery. Excluding this amount, our average daily operating expenses per vessel for the first quarter of 2016 and 2015 were $3,591, versus $4,439 during the first quarter of 2015, representing a 19% decrease.
Dry docking expenses: Dry docking expenses for the first quarter of 2016 and 2015 were $0.8 million and $2.9 million, respectively. During the first quarter of 2016, one Kamsarmax vessel and one

Supramax vessel completed their respective periodic dry docking surveys, each of which started in December 2015. During the first quarter of 2015, five of our vessels (consisting of three Supramax, one Capesize and one Kamsarmax), underwent their periodic dry docking surveys.
Depreciation: Depreciation expense increased to $20.5 million for the first quarter of 2016, compared to $18.3 million for the first quarter of 2015. The increase was mainly driven by the higher average number of vessels in the first quarter of 2016 compared to the first quarter of 2015.
General and Administrative Expenses: General and administrative expenses during the first quarter of 2016 increased to $6.2 million, compared to $5.6 million during the first quarter of 2015. During the first quarter of 2016, we incurred costs of $0.3 million relating to professional advisory services. These services were completed within the first quarter 2016 and such costs are not part of our ordinary course of business and will not burden our general and administrative expenses in the following quarters. Stock-based compensation expenses for the first quarter of 2016 and 2015 were $0.6 million and $0.9 million, respectively. Excluding the above mentioned non-recurring costs and stock-based compensation expenses, general and administrative expenses increased by 11.8% in the first quarter of 2016, because of the increase in the average number of employees by 9.9% during the first quarter of 2016 compared to the first quarter of 2015.
Management fee expense:  As of January 1, 2015, we engaged Ship Procurement Service ("SPS"), an unaffiliated company, to provide our fleet with certain procurement and vessel remote monitoring services at a daily fee of $295 per vessel. Management fees for the three month periods ended March 31, 2015 and 2016 amounted to $2.0 million for each period.

Impairment Loss: During the first quarter 2016, we recorded an aggregate impairment loss of $6.4 million in connection with the sale of one of our operating vessels, which was delivered to its new owners in May 2016 and the termination of two newbuilding contracts agreed in February 2016. During the first quarter of 2015 we recognized an impairment loss of $1.1 million due to the sale of the vessel Star Monika on March 16, 2015. As of March 31, 2015, the vessel Star Monika met the criteria for classification as held for sale.
Loss on time charter agreement termination: During the three month period ended March 31, 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above market acquired time charter of the vessel Star Big, due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.
Loss/(gain) on sale of vessel: During the first quarter of 2016, we delivered to their new owners the vessels Behemoth, Bruno Marks, Megalodon, Tsu Ebisu, Star Aries, Magnum Opus, Deep Blue and Jenmark, recognizing an aggregate net gain of $0.2 million. During the corresponding period in 2015 we sold the vessels Star Kim, Star Julia, Star Tatianna and Rodon and recognized a loss in connection with the sales of $2.1 million, in aggregate.
Interest and Finance Costs: Interest and finance costs for the first quarter of 2016 and 2015 were $9.5 million and $6.4 million, respectively. The increase was attributable to: (i) the higher average balance of our outstanding indebtedness of $1,020 million for the first quarter of 2016, including $50.0 million under the 8.00% Senior Notes and $121.4 million under capital lease obligations, compared to $860.8 million for the first quarter of 2015, as well as (ii) the increase in weighted average interest rate to 3.9% in the first quarter of 2016 compared to 3.4% in the first quarter of 2015, driven by an increase in LIBOR over the same period. Interest and finance costs for the first quarter of 2016 and 2015 were set-off with interest capitalized from general debt of $1.8 million and $3.4 million, respectively, in connection with the payments made for our newbuilding vessels. In addition, for the first quarter of 2016, interest and finance costs included $0.3 million representing realized loss on interest rate swaps, whereas for the first quarter of 2015, the corresponding amount was $1.1 million.

Loss on debt extinguishment: During the first quarter of 2016, we recorded $1.2 million of loss on debt extinguishment in connection with the non-cash write-off of unamortized deferred finance charges resulting from the mandatory prepayment in full of outstanding loan balances following the sale of certain vessels in the first quarter of 2016, as mentioned above, as well as from the cancellation of certain committed loan amounts resulting from (a) the sale of certain newbuilding vessels upon their delivery from the shipyards and (b) the termination of two newbuilding contracts agreed in February 2016.  During the first quarter of 2015, we recorded $0.5 million of loss on debt extinguishment in connection with the non-cash write off of unamortized deferred finance charges due to the prepayment in full in January 2015 of the then-outstanding amount of $18.7 million owed under the bridge facility that was extended by affiliates of the owners of Excel Maritime (including affiliates of Oaktree) in order to finance, in part, our acquisition of the Excel Vessels (the “Excel Vessel Bridge Facility”).
Loss on derivative financial instruments: During the first quarter of 2016, we recorded a loss on derivative financial instruments of $3.6 million. As of January 1, 2015, all of our interest rate swaps had been designated as cash flow hedges. Our hedge effectiveness test for the second quarter of 2015 indicated that the hedging relationship of certain of our interest rate swaps no longer qualified for special hedge accounting. We therefore de-designated these swaps as accounting cash flow hedges as of April 1, 2015. Accordingly, realized and unrealized gains/losses from these swaps from April 1, 2015 onwards have been recorded in our statement of operations under Gain/Loss on derivative financial instruments. During the period that these swaps qualified for hedge accounting, their realized and unrealized gains/losses were recorded under interest and finance cost and equity, to the extent effective, respectively. As a result, no loss was recorded in the first quarter of 2015, since our interest rate swaps at that time were effective as cash flow hedges.
Cash Flows

Net cash used in operating activities

Net cash used in operating activities for the first quarter of 2016 and 2015 was $26.5 million and $8.6 million, respectively. The increase is due to higher net loss and a working capital outflow of $9.2 million mainly attributable to payments made towards the Company’s suppliers, for the first quarter of 2016 compared to a working capital inflow of $2.3 million for the first quarter of 2015.

Net cash used in investing activities
Net cash used in investing activities for the first quarter of 2016 and 2015 was $42.8 million and $147.8 million, respectively.
For the first quarter of 2016, net cash used in investing activities consisted of:
—	$310.4 million paid for advances and other capitalized expenses for our newbuilding vessels either under construction or delivered during the first quarter of 2016, offset partially by:
—	$80.5 million of proceeds from the sale of the vessels Tsu Ebisu, Magnum Opus and Deep Blue and the advance received for the sale of the vessels Obelix and Indomitable, which was completed in April 2016,
—	$185.7 million of proceeds from the sale of the vessels HN 5055, HN 1312, HN 5056, HN 1338 and HN 1313, which were sold upon their delivery from the shipyards, and
—	a net decrease of $1.5 million in restricted cash.
For the first quarter of 2015, net cash used in investing activities consisted of:
—	$90.9 million paid for advances and other capitalized expenses for our newbuilding vessels,
—	$43.4 million paid for the two newbuilding vessels delivered (Roberta and Idee Fixe), which are subject to bareboat charters that we are accounting for as capital leases,

—	$30.3 million paid for the acquisition of five of the Excel Vessels, and
—	a net increase of $0.1 million in restricted cash,
offset by:
—	$16.9 million of proceeds from the sale of the vessels Star Kim, Star Julia, Star Tatianna and Rodon and the advance received for the sale of the vessel Star Monika, which was completed in April 2015.

Net cash used in financing activities

Net cash used in financing activities for the first quarter of 2016 was $0.2 million, whereas net cash provided by financing activities for the first quarter of 2015 was $282.8 million, respectively.
For the first quarter of 2016, net cash used in financing activities consisted of:
—	proceeds from bank loans for an aggregate of $65.4 million for the financing of delivery installments for four of our newbuilding vessels delivered during the first quarter of 2016, and
—	an increase in capital lease obligations of $43.2 million, relating to one newbuilding vessel delivered to us in March 2016 under bareboat charter, offset by:
—	an aggregate of $108.8 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and the mandatory prepayment of several loan facilities due to the sale of corresponding mortgaged vessels, as mentioned above.

For the first quarter of 2015, net cash provided by financing activities consisted of:

—	proceeds from bank loans and the Excel Vessel Bridge Facility for an aggregate of $114.6 million for the financing of: (a) delivery installments for two of our newbuilding vessels which were delivered in February 2015, (b) cash consideration for the acquisition of five remaining Excel Vessels and (c) the repayment in full of the Excel Vessel Bridge Facility,
—	capital lease obligations of $41.4 million, relating to two newbuilding vessels delivered in March 2015 under bareboat charters, and
—	proceeds from a public offering of our common shares, net of underwriting discounts and commissions amounting to $242.2 million less offering expenses of $0.5 million, offset by:
—	financing fees paid of $4.5 million and
—	an aggregate of $110.3 million paid in connection with regular amortization of outstanding vessel financings, capital lease installments and the repayment in full of the Excel Vessel Bridge Facility.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2015 other than those reflected in our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2016 included elsewhere herein.  For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and "Item 5 — Operating and Financial Review and Prospects," included in our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Commission on March 22, 2016 and Note 2 to the unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2016, included elsewhere in this report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 2015 and March 31, 2016 (unaudited)	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2015 and 2016	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2015 and 2016	F-4
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity for the three-month periods ended March 31, 2015 and 2016	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2015 and 2016	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2015 and March 31, 2016 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2015	March 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$208,056	$138,509
Restricted cash, current (Note 8)	3,769	12,505
Trade accounts receivable	10,889	8,043
Inventories (Note 4)	14,247	15,529
Due from managers	-	6,663
Due from related parties (Note 3)	1,209	866
Prepaid expenses and other receivables	8,604	11,423
Other current assets	5,284	5,553
Vessel held for sale (Note 5)	-	59,614
Total Current Assets	252,058	258,705

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	127,910	71,234
Vessels and other fixed assets, net (Note 5)	1,757,552	1,768,808
Total Fixed Assets	1,885,462	1,840,042

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	844	899
Restricted cash, non-current (Note 8 )	10,228	20
Fair value of above market acquired time charter (Note 7)	254	47
Other non-current assets (Note 6)	-	1,604
TOTAL ASSETS	$2,148,846	$2,101,317

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt, net of unamortized deferred finance fees of $nil and $11,297, respectively (Note 8)	$127,141	$808,354
8.00% 2019 Notes, net of unamortized deferred finance fees of $1,569 (Note 8)	-	48,431
Lease commitments short term (Notes 5 and 8)	4,490	47,520
Accounts payable	9,436	10,184
Due to related parties (Note 3)	422	262
Due to managers	2,291	-
Accrued liabilities	14,773	12,864
Derivative liability, current (Note 14)	5,931	6,279
Deferred revenue	2,465	1,779
Total Current Liabilities	166,949	935,673

NON-CURRENT LIABILITIES
8.00% 2019 Notes, net of unamortized deferred finance fees of $1,677 (Note 8)	48,323	-
Long term debt, net of current portion and unamortized deferred finance fees of $14,360 and $nil, respectively (Note 8)	720,237	-
Lease commitments long term (Notes 5 and 8)	75,030	73,870
Derivative liability, non current (Note 14)	2,518	4,420
Other non-current liabilities	431	508
TOTAL LIABILITIES	1,013,488	1,014,471

COMMITMENTS & CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2015 and March 31, 2016 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 43,821,142 shares issued and outstanding at December 31, 2015 and March 31, 2016, respectively (Note 9)	438	438
Additional paid in capital	2,008,440	2,009,072
Accumulated other comprehensive loss (Note 14)	(1,216)	(1,572)
Accumulated deficit	(872,304)	(921,092)
Total Stockholders' Equity	1,135,358	1,086,846
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,148,846	$2,101,317

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	Three months ended March 31,
	2015	2016

Revenues:
Voyage revenues	$45,433	$46,257
Management fee income	68	47
	45,501	46,304

Expenses
Voyage expenses	17,746	19,562
Charter-in hire expense	-	996
Vessel operating expenses	27,783	24,905
Dry docking expenses	2,866	849
Depreciation	18,284	20,535
Management fees (Note 3 and Note 10)	1,989	1,998
General and administrative expenses	5,563	6,174
Impairment loss (Note 5 and Note 6)	1,080	6,355
Loss on time charter agreement termination (Note 7)	2,114	-
Other operational gain	(40)	(50)
Loss / (gain) on sale of vessels ( Note 5)	2,053	(152)
	79,438	81,172
Operating income / (loss)	(33,937)	(34,868)

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(6,432)	(9,472)
Interest and other income/(loss)	538	267
Gain / (Loss) on derivative financial instrument, net (Note 14)	-	(3,593)
Loss on debt extinguishment (Note 8)	(524)	(1,177)
Total other expenses, net	(6,418)	(13,975)

Income/(Loss) before equity in income of investee	(40,355)	(48,843)
Equity in income of investee	179	55
Net income / (loss)	$(40,176)	$(48,788)

Earnings / (Loss) per share, basic and diluted (Note 11)	$(1.31)	$(1.11)
Weighted average number of shares outstanding, basic and diluted (Note 11)	30,694,331	43,824,122

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	Three months ended March 31,
	2015	2016
Net income / (loss)	$(40,176)	$(48,788)
Other comprehensive loss:
Unrealized losses from cash flow hedges:
Unrealized loss from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	(4,817)	(740)
Less:
Reclassification adjustments of interest rate swap loss	1,080	384
Other comprehensive loss	(3,737)	(356)
Comprehensive income / (loss)	$(43,913)	$(49,144)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive loss	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2015	21,885,247	$219	$1,568,588	$(378)	$(414,127)	$1,154,302
Net income / (loss)	-	$-	$-	$-	$(40,176)	$(40,176)
Other comprehensive income / (loss)	-	-	-	(3,737)	-	(3,737)
Amortization of stock-based compensation (Note 12)	-	-	858	-	-	858
Issuance of common stock (Note 9)	9,800,084	98	241,590	-	-	241,688
Issuance of common stock Excel Transactions	652,945	6	15,549	-	-	15,555
BALANCE, March 31, 2015	32,338,276	$323	$1,826,585	$(4,115)	$(454,303)	$1,368,490

BALANCE, January 1, 2016	43,821,142	$438	$2,008,440	$(1,216)	$(872,304)	$1,135,358
Net income / (loss)	-	-	$-	$-	$(48,788)	$(48,788)
Other comprehensive income / (loss)	-	-	-	(356)	-	(356)
Amortization of stock-based compensation (Note 12)	-	-	632	-	-	632
BALANCE, March 31, 2016	43,821,142	$438	$2,009,072	$(1,572)	$(921,092)	$1,086,846

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2015	2016
Cash Flows from Operating Activities:
Net income / (loss)	$(40,176)	$(48,788)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	18,284	20,535
Amortization of fair value of above market acquired time charters (Note 7)	3,910	207
Amortization of deferred finance charges (Note 8)	506	773
Loss on debt extinguishment (Note 8)	524	1,177
Loss on time charter agreement termination (Note 7)	2,114	-
Vessel impairment loss (Note 5 and Note 6)	1,080	6,355
Loss / (gain) on sale of vessels (Note 5)	2,053	(152)
Stock-based compensation (Note 12)	858	632
Change in fair value of derivatives (Note 14)	37	1,894
Other non-cash charges	57	95
Amortization of deferred gain (Note 5)	-	(19)
Equity of income of investee	(179)	(55)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	10,789	2,846
Inventories	(4,402)	(975)
Prepaid expenses and other current assets	(784)	(1,404)
Due from related parties	(158)	343
Due from managers	-	(6,582)
Increase/(Decrease) in:
Accounts payable	(409)	748
Due to related parties	(1,388)	(160)
Due to buyers	(305)	-
Accrued liabilities	(1,062)	(1,026)
Due to managers	1,463	(2,291)
Deferred revenue	(1,406)	(686)
Net cash provided by / (used in) Operating Activities	(8,594)	(26,533)

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(164,557)	(310,412)
Cash proceeds from vessel sales (Note 5)	16,927	266,168
Decrease in restricted cash	61	5,385
Increase in restricted cash	(200)	(3,913)
Net cash provided by / (used in) Investing Activities	(147,769)	(42,772)

Cash Flows from Financing Activities:
Proceeds from bank loans and capital leases	155,972	108,563
Loan prepayments and repayments	(110,316)	(108,780)
Financing fees paid	(4,495)	(25)
Proceeds from issuance of common stock	242,211	-
Offering expenses paid related to the issuance of common stock	(524)	-
Net cash provided by / (used in) Financing Activities	282,848	(242)

Net (decrease) / increase in cash and cash equivalents	126,485	(69,547)
Cash and cash equivalents at beginning of period	86,000	208,056
Cash and cash equivalents at end of the period	$212,485	$138,509
Cash paid during the period for:
Interest	$9,703	$11,718

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:
Star Bulk Carriers Corp. (“Star Bulk”) is a shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.
Star Bulk’s common shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol “SBLK.” The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month periods ended March 31, 2016 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.
The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 20-F Annual Report”). The balance sheet as of December 31, 2015 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
Effective June 20, 2016, the Company effected a 5-for-1 reverse stock split on its issued and outstanding common stock (Note 9). All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.
Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the Company’s 2015 20-F Annual Report.
As further discussed in Note 8, as part of the Company’s negotiations with its lenders, the lenders have entered into standstill agreements with the Company (the “Standstill Agreements”) pursuant to which they have agreed to waive their rights stemming from any non-compliance with applicable financial covenants (effective as of March 31, 2016) and from any failure to pay regular installments for the period beginning June 1, 2016 and ending at the earlier of August 31, 2016 or the date upon which the lenders and the Company reach a definitive agreement with respect to the Restructuring (as defined below). As the Standstill Agreements only waive the financial covenants as of March 31, 2016 and for a period of less than 12 months from the balance sheet date, the Company has reclassified within current liabilities an amount of $784,998 representing amounts due under its bank loans, 8.00% 2019 Notes and certain capital lease and swap obligations as of March 31, 2016, which would otherwise be classified as non-current liabilities by reference to their scheduled repayment dates, following guidance related to the classification of obligations that are callable by the creditor. Accordingly, unamortized deferred finance fees of $12,866 related to bank debt and 8.00% 2019 Notes have been reclassified as current against the corresponding debt. In addition, Restricted cash corresponding to the relevant debt, has been classified within Current Assets in the accompanying consolidated balance sheet as of March 31, 2016.

Given the prolonged market downturn in the dry bulk market and the continued depressed outlook on freight rates and vessels' market values, cash expected to be generated from operations or proceeds from the sale of vessels, assuming that current market charter hire rates would prevail in the twelve-month period ending March 31, 2017, will not be sufficient, absent the Restructuring described below, to cover the Company's working capital deficit, including the reclassified bank debt, 8.00% 2019 Notes and certain lease and swap obligations discussed above.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

These conditions and events raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

In this respect, the Company, in an effort to deleverage its balance sheet and improve its liquidity position, is currently in the final stages of negotiations with its lenders to, among other things, (i) defer principal payments owed for a period more than 12 months to the due date of the balloon installments of each facility, which range from August 2018 to November 2027, and (ii) waive in full or substantially relax the financial covenants, effective March 31, 2016 and for a period more than 12 months, (iii) implement a cash sweep mechanism pursuant to which excess cash will be applied towards the payment of deferred amounts, payable pro rata based on each facility’s deferred amounts relative to the total deferred amounts. In exchange for the abovementioned concessions from its Lenders, the Company might have to raise additional equity and / or impose restrictions on paying dividends (the “Restructuring”). The Company expects that the Restructuring will be successfully completed by August 2016.

The Company believes that the plans detailed above will enable it to cover its working capital needs for a reasonable period of time, and, accordingly, the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements therefore do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might become necessary were the Company unable to continue as a going concern.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Subsidiaries, Owned Vessels and Newbuilding Contracts
Below is the list of Star Bulk’s subsidiaries, all of which are wholly owned, as of March 31, 2016:
Vessels in operation at March 31, 2016:
	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Star Ennea LLC	Star Poseidon	209,475	February 26, 2016	2016
2	Sea Diamond LLC	Goliath	209,537	July 15, 2015	2015
3	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Clearwater Shipping LLC	Star Marisa (1)	207,709	March 11 2016	2016
6	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
7	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
8	Positive Shipping Company	Indomitable	182,476	January 8, 2015	2015
9	OOCape1 Holdings LLC	Obelix	181,433	July 11, 2014	2011
10	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
11	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
12	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
13	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
14	Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
15	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
16	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
17	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
18	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
19	Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
20	Lowlands Beilun Shipco LLC	Star Despoina	170,162	December 29, 2014	1999
21	Star Trident VII LLC	Star Eleonora	164,218	December 3, 2014	2001
22	Star Trident VI LLC	Star Monisha	164,218	February 2, 2015	2001
23	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
24	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
25	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
26	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
27	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
28	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
29	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
30	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
31	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
32	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
33	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
34	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
35	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
36	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
37	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
38	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
39	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
40	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
41	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
42	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
43	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
44	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
45	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
46	Star Trident IV LLC	Star Aline	76,429	September 4, 2014	2004
47	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
48	Star Trident XXV LLC	Star Vanessa	72,493	November 7, 2014	1999
49	Spring Shipping LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
50	Orion Maritime LLC	Roberta (1)	63,426	March 31, 2015	2015
51	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
52	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
53	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
54	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
55	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
56	Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
57	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
58	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
59	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
60	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
61	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
62	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
63	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
64	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
65	Star Gamma LLC	Star Gamma	53,098	January 4, 2008	2002
66	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
67	Star Delta LLC	Star Delta	52,434	January 2, 2008	2000
68	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
69	Star Epsilon LLC	Star Epsilon	52,402	December 3, 2007	2001
70	Star Cosmo LLC	Star Cosmo	52,246	July 1, 2008	2005
71	Star Kappa LLC	Star Kappa	52,055	December 14, 2007	2001
72	Star Trident XXX LLC	Star Michele	45,588	October 14, 2014	1998
		Total dwt	7,622,986

(1)	Vessels subject to a capital bareboat lease (Note 5)
Newbuildings at March 31, 2016:
	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery
					Date
1	Star Seeker LLC	HN 1372 (tbn Star Libra) (1) (Note 15)	Newcastlemax	208,000	Jun-16
2	Star Breezer LLC	HN 1371 (tbn Star Virgo) (1)	Newcastlemax	208,000	Jan-17
3	Domus Shipping LLC	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	Feb-17
4	Star Castle I LLC	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	Jul-17
5	Festive Shipping LLC	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	Jan-18
6	Star Castle II LLC	HN 1343 (tbn Star Leo) (2)	Newcastlemax	208,000	Jan-18
7	Star Cape II LLC	HN 1339 (tbn Star Taurus) (3) (Note 15)	Capesize	180,000	Jun-16
		Total dwt		1,428,000

(1)	Vessels subject to a capital bareboat lease (Note 6)
(2)	Newbuilding vessel agreed to be sold and chartered back under a capital lease (Note 6)
(3)	Newbuilding vessel agreed to be sold upon its delivery from the shipyard (Note 5)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Non-vessel owning subsidiaries at March 31, 2016:
	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	21	Star Beta LLC
2	Starbulk S.A.	22	Star Ypsilon LLC
3	Star Bulk Manning LLC	23	Star Mega LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	24	Star Big LLC
5	Optima Shipping Limited	25	Gravity Shipping LLC
6	Star Omas LLC	26	White Sand Shipping LLC
7	Star Synergy LLC	27	Star Trident XXVI LLC
8	Oceanbulk Shipping LLC	28	Premier Voyage LLC
9	Oceanbulk Carriers LLC	29	Star Trident XXII LLC
10	International Holdings LLC	30	Dioriga Shipping Co.
11	Unity Holding LLC	31	KMSRX Holdings LLC
12	Star Bulk (USA) LLC	32	L.A. Cape Shipping LLC
13	Star Trident XXI LLC	33	Cape Confidence Shipping LLC
14	Star Trident XXIV LLC	34	Cape Runner Shipping LLC
15	Star Trident XXVII LLC	35	Olympia Shiptrade LLC
16	Star Trident XXXI LLC	36	Victory Shipping LLC
17	Star Trident XXIX LLC	37	Star Cape I LLC
18	Star Trident XXVIII LLC	38	Oday Marine LLC
19	Lamda LLC	39	Searay Maritime LLC
20	Star Alpha LLC	40	Star Trident XXIII LLC

The vessel listed below was under commercial and technical management by Star Bulk’s wholly owned subsidiary, Starbulk S.A., during the three-month periods ended March 31, 2015 and 2016, in exchange for a fixed management fee of $0.75 per day and $0.5 per day, respectively.

Vessel Owning Company	Vessel Name	DWT	Year Built
Serenity Maritime Inc.	Serenity I	53,688	2006

The vessel listed below was chartered in as part of the sale and leaseback transaction entered into by the Company with respect to the vessel Maiden Voyage, which is currently named Astakos (Note 5).
Vessel Name	Type	DWT	Year Built
Astakos	Supramax	58,722	2012

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.          Significant accounting policies and recent accounting pronouncements:
A summary of the Company’s significant accounting policies is included in Note 2 to the Company’s consolidated financial statements included in the 2015 20-F Annual Report. There have been no changes to the Company’s significant accounting policies in the three-month period ended March 31, 2016, except for the following:
Financing Costs: The Company has adopted Accounting Standards Update No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as deferred finance charges with total assets. The guidance provides also that the new classification should be applied retrospectively to prior periods presented in the financial statements. As such, the outstanding balance of deferred finance charges as of December 31, 2015 of $16,037 (previously presented as “Deferred finance charges, net”) and March 31, 2016 of $12,866, are reflected as contra to long term debt and 8.00% 2019 Notes in the accompanying balance sheets as further analyzed in Note 8. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update.

Recent Accounting pronouncements:
In March 2016, the FASB issued ASU 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”, which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria (including those in paragraphs 815-20-35-14 through 35-18) continue to be met. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. An entity has an option to apply the amendments in this Update on either a prospective basis or a modified retrospective basis, as so is defined in the Update. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In March 2016, the FASB issued ASU 2016-07, “Investments - Equity Method and Joint Ventures (Topic 323)” (“ASU 2016-07”), which simplifies the accounting for equity method investments by removing the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years, and must be applied prospectively. Early adoption is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation - Improvements to Employee Share-Based Payment Accounting (Topic 718)” (“ASU 2016-09”), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

early adoption is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In May and April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1. Identify the contract(s) with a customer. 2. Identify the performance obligations in the contract. 3. Determine the transaction price. 4. Allocate the transaction price to the performance obligations in the contract. 5. Recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in these Updates do not change the core principle of the guidance in Topic 606. Rather, the amendments in the Update 2016-10 clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. In addition, the amendments in the Update 2016-12 affect only the narrow aspects of Topic 606 as follows: a) Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7, b) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers, c) Noncash Consideration, d) Contract Modifications at Transition, e) Completed Contracts at Transition, f) other minor Technical Correction. The amendments in these Updates affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties:
Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2016 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.
Transactions and balances with related parties are analyzed as follows:
Balance Sheet
	December 31, 2015	March 31, 2016
Assets
Oceanbulk Maritime S.A. and its affiliates	$1,209	$866
Total Assets	$1,209	$866

Liabilities
Interchart Shipping Inc.	$8	$-
Combine Marine Ltd.	9	-
Oceanbulk Maritime S.A. and its affiliates	33	23
Management and Directors Fees	315	232
Managed Vessels of Oceanbulk Shipping LLC	7	7
Oceanbulk Sellers	50	-
Total Liabilities	$422	$262

Statements of Operations	Three month period ended March 31,
	2015	2016
Voyage expenses-Interchart	$(825)	$(825)
Executive directors consultancy fees	(160)	(126)
Non-executive directors compensation	(39)	(39)
Office rent - Combine Marine Ltd.	(9)	(8)
Management fee expense - Maryville Maritime Inc.	(158)	-
Interest on Excel Vessel Bridge Facility	(220)	-

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.          Inventories:
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	March 31, 2016
Lubricants	$7,438	$7,533
Bunkers	6,809	7,996
Total	$14,247	$15,529

5.          Vessels and other fixed assets, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	March 31, 2016
Cost
Vessels	$2,025,688	$2,044,060
Other fixed assets	1,810	1,835
Total cost	2,027,498	2,045,895
Accumulated depreciation	(269,946)	(277,087)
Vessels and other fixed assets, net	$1,757,552	$1,768,808

Vessels acquired / disposed of during the three-month period ended March 31, 2015
Delivery of newbuilding vessels:
(i)	On January 8, 2015, the Company took delivery of the vessel Indomitable (ex–HN 5016), for which it had previously made a payment of $34,942 in December 2014. To partially finance the delivery installment of the Indomitable, the Company drew down $32,480 under the BNP $32,480 Facility.
(ii)	On February 27, 2015, the Company took delivery of the vessels Honey Badger (ex–HN 164) and Wolverine (ex–HN 165), for which the Company paid delivery installments of $19,422 each. On March 13, 2015, the Company drew down $38,162 for the financing of both Honey Badger and Wolverine under the Sinosure Facility.
(iii)	On March 25 and March 31, 2015, the Company took delivery of the Ultramax vessels Idee Fixe (ex–HN 1063) and Roberta (ex–HN 1061), respectively, which are subject to separate bareboat charter agreements with Jiangsu Yangzijiang Shipbuilding Co. Ltd. (“New Yangzijiang”) that are accounted for in the Company’s financial statements as capital leases, as further described in the Company’s 2015 20-F Annual Report.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and Other Fixed Assets, Net - continued:
Acquisition of secondhand vessels:
During the three-month period ended March 31, 2015, five of the Excel Vessels (Star Nina (ex- Iron Kalypso), Star Nicole (ex-Elinakos), Star Claudia (ex-Happyday), Star Monisha (ex-Iron Beauty) and Rodon were delivered to the Company in exchange for 652,945 common shares and $30,286 in cash. The last Excel Vessel, Star Jennifer (ex-Ore Hansa), was delivered to the Company in April 2015, completing the acquisitions of 34 vessels from Excel, as further discussed in the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.
Sale of vessels:
On January 20, January 28, March 6, and March 19, 2015, the Company entered into separate agreements with third parties to sell four of the recently acquired Excel Vessels: Star Julia, Star Tatianna, Rodon and Star Monika, respectively. The vessels were delivered to their new owners on February 4, February 9, March 12 and April 7, 2015, respectively. As of March 31, 2015, the vessel Star Monika met the criteria for classification as held for sale, and the Company recognized an impairment loss of $1,080. In addition, the vessel Star Kim, which was agreed to be sold in December 2014, was delivered to its new owners on January 21, 2015. In connection with the sale of the vessels Star Julia, Star Tatianna, Star Monika and Star Kim, the Company prepaid an amount of $18,181 under the Excel Vessel CiT Facility and recognized a net loss on sale of $2,053, which is separately reflected in the accompanying statement of operations for the three-month period ended March 31, 2015.
Vessels acquired / disposed of during the three-month period ended March 31, 2016
Delivery of newbuilding vessels:
(i)	On January 6, 2016, the Company took delivery of the vessel Star Lutas (ex-HN NE 197). The delivery installment of $19,770 was partially financed by $14,813 drawn down under the Sinosure Facility.
(ii)	On January 8, 2016, the Company took delivery of the vessel Kennadi (ex-HN 1080). The delivery installment of $21,229 was partially financed by $14,478 drawn down under the Sinosure Facility.
(iii)	On February 26, 2016, the Company took delivery of the vessel Star Poseidon (ex-HN NE 198). The delivery installment of $33,391 was partially financed by $23,400 drawn down under the DNB–SEB–CEXIM $227,500 Facility.
(iv)	On March 2, 2016, the Company took delivery of the vessel Mackenzie (ex-HN 1081). The delivery installment of $18,221 was partially financed by $12,721 drawn down under the Sinosure Facility.
(v)	On March 11, 2016, the Company took delivery of the vessel Star Marisa (ex-HN 1359), which is subject to a bareboat charter agreement with CSSC (Hong Kong) Shipping Company Limited (“CSSC”) that is accounted for in the Company’s consolidated financial statements as a capital lease, as further described in the Company’s 2015 20-F Annual Report.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and Other Fixed Assets, Net - continued:
Sale of vessels:
In late 2015, the Company entered into various separate agreements with third parties to sell four of its operating vessels (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue) and five of its newbuilding vessels (Behemoth, Bruno Marks, Jenmark, Star Aries and Star Taurus) upon their delivery from the shipyards. In early 2016, the Company entered into various separate agreements with third parties to sell the operating vessel Obelix and the newbuilding vessel Megalodon (ex-HN 5056) upon its delivery from the shipyard.
The vessel Star Taurus was still under construction as of March 31, 2016 and was delivered to its buyers on June 6, 2016. While the vessels Indomitable and Obelix were delivered to their buyers on April 1, and April 4, 2016, respectively, and as of March 31, 2016, met the criteria for classification as held for sale. All of the remaining aforementioned sold vessels were delivered to their purchasers during the three-month period ended March 31, 2016, and the Company recognized a net gain on sale of $152.
In addition, in late March 2016, the Company negotiated the sale of Star Michele. The Memorandum of the Agreement was signed in April 2016 and the vessel was delivered to its buyers in late May 2016. In connection with this sale, the Company recognized an impairment loss of $5,626, which is reflected within “Impairment loss” in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2016.
As of March 31, 2016, the Company was party to five capital leases, for the vessels Idee Fixe, Roberta, Laura, Kaley and Star Marisa. The interest expense on the financial liability related to the Company’s capital leases for the three-month periods ended March 31, 2016 and 2015 was $1,216 and $26, respectively, and is included within “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of operations. As of March 31, 2016, the net book value of the vessels under capital leases was $178,416, with accumulated amortization of $4,265. The principal payments required to be made after March 31, 2016 for the outstanding capital lease obligations, without taking effect of the reclassifications to current portion discussed in Note 8, are as follows:
Twelve month periods ending	Amount
March 31, 2017	$13,154
March 31, 2018	13,134
March 31, 2019	13,268
March 31, 2020	16,695
March 31, 2021	17,164
March 31, 2022 and thereafter	84,824
Total capital lease minimum payments	$158,239
Excluding bareboat interest	36,849
Total lease commitments	121,390
Lease commitments – current portion	6,800
Lease commitments – non-current portion	114,590
Other than the sale of Star Michele as discussed above and the termination of two newbuilding contracts discussed in Note 6 below, which collectively resulted in an aggregate impairment loss of $6,355 during the three-month period ended March 31, 2016, no other events and circumstances were identified that would require an additional impairment since the Company's last impairment exercise as of December 31, 2015.
In 2015, the Company entered into an agreement with a third party to sell the vessel Maiden Voyage. As part of this transaction, the vessel (currently named Astakos) was leased back to the Company under a time charter for two years. The vessel was delivered to its new owner on September 15, 2015 and the Company became the charterer of

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

the vessel on the same date. The lease back did not meet the lease classification test for a capital lease and is accounted for as operating lease.
5.          Vessels and Other Fixed Assets, Net - continued:
Pursuant to the applicable accounting guidance for sale and lease back transactions, the net gain from the sale of Maiden Voyage of $148 was deferred and is being amortized in straight line over the lease term. The net book value of this deferred gain as of March 31, 2016 is $108 and is reflected within “Other non-current liabilities” in the accompanying consolidated balance sheets, while amortization of this deferred gain during the three-month period is $19 and is included within “Charter-in hire expense” in the accompanying unaudited interim condensed consolidated statement of operations.
6.          Advances for vessels under construction and acquisition of vessels:
	December 31, 2015	March 31, 2016

Pre-delivery Yard installments and Fair value adjustment	$65,009	$27,149
Bareboat capital leases – upfront hire & handling fees	54,428	39,152
Capitalized interest and finance costs	6,301	3,895
Other capitalized costs	2,172	1,038
Total	$127,910	$71,234

During the three-month period ended March 31, 2016, the Company terminated two shipbuilding contacts, leaving the Company with no future capital expenditure obligations with respect to these two newbuildings. Following the Company’s impairment evaluation in 2015, an additional impairment charge of $729 was recorded as of March 31, 2016 in order to totally impair the cost of these advances.
As summarized in the relevant table of Note 1, as of March 31, 2016 the Company was party to seven newbuilding contracts (four of which are subject to capital bareboat leases) for the construction of dry bulk carriers of various types. As of March 31, 2016, the total aggregate remaining contracted price for the seven newbuilding vessels plus agreed additional amounts was $269,245, payable in periodic installments up to their deliveries, of which $159,342 is payable during the next twelve months ending March 31, 2017 and the remaining $109,903 is payable during the twelve months ending March 31, 2018.
As a result of the renegotiation of prices and delivery dates of certain of the Company’s newbuilding vessels, as disclosed in the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report, the Company as of March 31, 2016 is entitled to receive a refund of $3,212 from the shipyards, $1,604 of which is separately reflected in the accompanying relevant consolidated balance sheet under “Other non-current assets,” and the remaining $1,608 of which is included under “Prepaid expenses and other receivables.”
7.          Fair value of Above-Market Acquired Time Charters:
As part of the Merger in July 2014, a $1,967 intangible asset was recognized in connection with a fair value adjustment for two favorable time charters for the vessels Amami and Madredeus, each of which was leased by Oceanbulk at the time of the Merger. Accumulated amortization as of December 31, 2015 in connection with these time charters was $1,713, leaving an unamortized balance as of December 31, 2015 of $254 to be amortized until June 30, 2016. The corresponding amortization for the three-month periods ended March 31, 2015 and 2016 was

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

$286 and $207, respectively. Such amortization is included under “Voyage revenues” in the accompanying unaudited interim condensed consolidated statements of operations.
7.          Fair value of Above-Market Acquired Time Charters-continued:
The amortization of the fair value of above-market acquired time charters for the three-month period ended March 31, 2015 also included $3,624 related to the vessels Star Big, Star Martha (ex-Christine), Star Pauline (ex-Sandra) and Star Despoina (ex-Lowlands Beilun) (which had been fully amortized up to December 31, 2015, as further described in Note 7 in the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report).
In the second quarter of 2015, the Company entered into an agreement with a third party to sell the vessel Star Big. In view of its planned sale, its above-market acquired time charter was terminated early, and the unamortized balance relating to this vessel of $2,114 at March 31, 2015, was written off and reflected under “Loss on time charter agreement termination” in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2015.
8.          Long-term Debt:
The table below presents outstanding amounts under the Company’s bank loans and notes as of December 31, 2015 and March 31, 2016:

	December 31, 2015	March 31, 2016
Commerzbank $120,000 and $26,000 facilities	$44,417	$44,417
Credit Agricole Corporate and Investment Bank $70,000 facility	51,028	50,043
HSH Nordbank AG $64,500 facility	22,047	20,797
HSH Nordbank AG $35,000 facility	30,771	30,166
Deutsche Bank AG $39,000 facility	33,540	31,980
ABN $87,458 Facility	55,158	31,350
Deutsche Bank $85,000 Facility	77,042	57,958
HSBC $86,600 Facility	77,270	74,715
HSBC $20,000 Dioriga Facility	17,900	-
NIBC $32,000 Facility	29,966	29,456
BNP $32,480 Facility	30,331	30,331
DVB $24,750 Facility	21,150	20,700
Sinosure Facility	52,165	93,033
Citi Facility	80,554	77,166
Heron Vessels Facility	21,589	20,844
DNB $120,000 Facility	98,051	93,721
DVB $31,000 Facility	27,727	-
DNB–SEB–CEXIM $227,500 Facility	91,032	112,974
8.00% 2019 Notes	50,000	50,000
	$911,738	$869,651

Details of the Company’s credit facilities and debt securities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.
New Drawdowns: As further disclosed in Note 5, in connection with the delivery of the vessels Star Poseidon, Star Lutas, Kennadi and Mackenzie during the three-month period ended March 31, 2016, the Company drew down an amount of $23,400 under the DNB-SEB-CEXIM $227,500 Facility and an aggregate amount of $42,011 under the Sinosure Facility.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
8.          Long-term Debt - continued:
Prepayments due to sale: In connection with the sale of the vessels Tsu Ebisu, Deep Blue, Magnum Opus and Obelix discussed in Note 5, during the three-month period ended March 31, 2016 the Company prepaid an aggregate amount of $79,383 under the corresponding facilities (the Deutsche Bank $85,000 Facility, the HSBC $20,000 Dioriga Facility, the DVB $31,000 Facility and the ABN $87,458 Facility).
Commerzbank $120,000 Facility - Refinancing: In early 2016, the Company agreed in principle with Commerzbank to a refinancing amendment of the Commerzbank $120,000 Facility. Compared to the Commerzbank $120,000 Facility that was refinanced, this refinancing included (a) changes to certain covenants governing this facility, (b) a different amortization schedule for this facility, and (c) a change in the final repayment date from October 2016 to October 2018. The refinancing agreement was executed in April 2016.
In addition, the Company’s credit facilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:
—	a minimum ratio of aggregate vessel value to loans secured (“SCR”);
—	a maximum ratio of total liabilities to market value adjusted total assets;
—	a minimum EBITDA to interest coverage ratio;
—	a minimum liquidity; and
—	a minimum equity ratio.
As of December 31, 2015 and March 31, 2016 the Company was required to maintain minimum liquidity, not legally restricted, of $150,000 and $36,500, respectively, which is included within “Cash and cash equivalents” in the accompanying consolidated balance sheets. In addition, as of December 31, 2015 and March 31, 2016 the Company was required to maintain minimum liquidity, legally restricted, of $13,997 and $12,525, respectively, which is included within “Restricted cash” in the accompanying consolidated balance sheets.
As of December 31, 2015, as a result of market conditions, the market value of certain of the Company’s vessels was below the minimum SCR required under certain loan agreements. An SCR shortfall does not automatically trigger the acceleration of the corresponding loans or constitute a default under the relevant loan agreements. Under these loan agreements, the Company may remedy an SCR shortfall within a period of 10 to 30 days after it receives notice from the lenders by providing additional collateral or repaying the amount of the shortfall. As such, as of December 31, 2015, $14,268 (which was the amount that could be made repayable under the SCR provisions by the lenders (or “SCR Shortfall Amount”)) was reclassified as current portion of long-term debt within current liabilities. Apart from this, as of December 31, 2015, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2019 Notes. The Company had not received, until March 22, 2016 the date of issuance of its 2015 20-F Annual Report and up to the date the issuance of these unaudited interim condensed consolidated financial statements, any notices from the relevant lenders that would indicate their intention to exercise their rights under the SCR provisions of the relevant loan agreements and cause acceleration of their respective outstanding loan amounts.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term Debt - continued:
The Company is currently in negotiations with its lenders to reach a definitive agreement with respect to the Restructuring (as defined in Note 1). As part of these negotiations, the lenders have entered into the Standstill Agreements, as further described in Note 1. As a result of the continuing depressed market conditions, absent the Standstill Agreements, as of March 31, 2016 the Company would not have been in compliance with certain financial covenants (including the SCR). As the Standstill Agreements only waive the financial covenants as of March 31, 2016 and for a period of less than 12 months from the balance sheet date, the Company has reclassified within current liabilities an amount of $784,998 representing amounts due under its bank loans, 8.00% 2019 Notes and certain capital lease and swap obligations as of March 31, 2016, which would otherwise be classified as non-current liabilities by reference to their scheduled repayment dates, pursuant to applicable guidance related to the classification of obligations that are callable by the creditor. Accordingly, unamortized deferred finance fees of $12,866 related to bank debt and 8.00% 2019 Notes have been reclassified as current contra to the corresponding debt. In addition, Restricted cash corresponding to the relevant debt, has also been classified within Current Assets in the accompanying consolidated balance sheet as of March 31, 2016.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term Debt - continued:
The principal payments required to be made after March 31, 2016 for all of the then-outstanding bank debt, without taking effect of the reclassifications to current portion discussed above, are as follows:
Twelve month periods ending	Amount
March 31, 2017	$126,052
March 31, 2018	89,501
March 31, 2019	168,086
March 31, 2020	265,952
March 31, 2021	90,965
March 31, 2022 and thereafter	129,095
Total (including 8% 2019 Notes)	$869,651
Excluding 8.00% 2019 Notes	50,000
Total Long term debt	819,651
Long term debt – current portion	126,052
Long term debt – non-current portion	693,599
Unamortized Deferred financing fees	11,297
Long term debt – non-current portion, net	682,302

The 8.00% 2019 Notes are presented in the accompanying consolidated balance sheets as of December 31, 2015 and March 31, 2016 net of unamortized deferred financing fees of $1,677 and $1,569, respectively.
As of March 31, 2016, 61 of the Company’s owned vessels, having a net carrying value of $1,574,411, were subject to first-priority mortgages as collateral to the Company’s loan facilities. In addition, five of the Company’s bareboat chartered vessels, having a net carrying value of $178,416, were pledged as collateral under the Company’s bareboat charter agreements.
For the three-month periods ended March 31, 2015 and 2016, the Company’s existing debt agreements bore interest at a weighted-average rate of approximately 3.39% and 3.91%, respectively.
All of the Company’s bank loans bear interest at LIBOR plus a margin. The amounts of “Interest and finance costs” included in the accompanying consolidated statements of operations are analyzed as follows:
	Three month period ended March 31,
	2015	2016
Interest on long term debt and capital leases	$7,987	$9,872
Less: Interest capitalized	(3,352)	(1,774)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive Income (Note 14)	1,080	342
Amortization of deferred finance charges	506	773
Other bank and finance charges	211	259
Interest and finance costs	$6,432	$9,472

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term Debt - continued:
In connection with the prepayments discussed above following the sale of the corresponding vessels, the cancellation of certain loan commitments resulting from the sale of certain newbuilding vessels upon their delivery from the shipyards and the termination of two newbuilding contracts as further discussed in Note 6, $1,177 of unamortized deferred finance charges was written off and included under “Loss on debt extinguishment” in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2016. In connection with the prepayment of the Excel Vessel Bridge Facility, $524 of unamortized deferred finance charges was written off and included under “Loss on debt extinguishment” in the accompanying consolidated statement of operations for the three-month period ended March 31, 2015.

9.          Preferred and Common Shares and Additional Paid-in Capital:
Details of the Company’s Preferred and Common Shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.
Equity offerings: On January 14, 2015, the Company completed a primary underwritten public offering of 9,800,084 of its common shares, at a price of $25.00 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $242,211.
Issuance of shares in connection with vessel acquisitions: As further discussed in Note 5 above, 652,945 of the Company’s common shares were issued during the three-month period ended March 31, 2015 in connection with the delivery of five of the Excel Vessels (Star Nina (ex-Iron Kalypso), Star Nicole (ex-Elinakos), Star Claudia (ex-Happyday), Star Monisha (ex-Iron Beauty) and Rodon.
5-for-1 reverse stock split: Effective as of the opening of trading on June 20, 2016, the Company effected a five-for-one reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's Special Meeting of Shareholders held on December 21, 2015. The reverse stock split reduced the number of the Company's common shares from 219,788,952 to 43,955,659 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share.
10.        Management fees:
As of January 1, 2015, the Company engaged Ship Procurement Services S.A. (“SPS”), an unaffiliated third-party company, to provide to its fleet certain procurement services at a daily fee of $0.295 per vessel. Total management fees to SPS for the three-month periods ended March 31, 2015 and 2016 were $1,831 and $1,998, respectively, and are included in “Management fees” in the accompanying unaudited interim condensed statement of operations. In addition, Management fees for the three-month period ended March 31, 2015 also include $158 of fees incurred pursuant to the management agreement with Maryville discussed in Note 3.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.        Earnings / (Loss) per Share:
All shares issued (including the restricted shares issued under the Company’s equity incentive plans) are the Company’s common shares and have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreements. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.
The Company calculates basic and diluted earnings / loss per share as follows:
	Three month period ended March 31,
	2015	2016
Income / (Loss) :
Net income / (loss)	$(40,176)	$(48,788)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	30,694,331	43,824,122
Basic earnings / (loss) per share	$(1.31)	$(1.11)

Effect of dilutive securities:
Dillutive effect of non vested shares	-	-
Weighted average common shares outstanding, diluted	30,694,331	43,824,122
Diluted earnings / (loss) per share	$(1.31)	$(1.11)

Because the Company incurred net losses for the three-month periods ended March 31, 2015 and 2016, the 135,230 non-vested shares and 104,250 non-vested share options outstanding as of March 31, 2016 would be anti-dilutive; therefore “Basic earnings / (loss) per share” equals “Diluted earnings / (loss) per share.”

12.        Equity Incentive Plans:
Details of the Company’s Equity Incentive Plans and share awards granted up to December 31, 2015 are discussed in Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.
All non-vested shares and options vest according to the terms and conditions of the applicable agreements with the Company. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable. Share options have no voting or other shareholder rights.
The Company currently expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the three-month periods ended March 31, 2015 and 2016, the total share-based compensation cost was $858 and $632, respectively, included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.        Equity Incentive Plans - continued:
A summary of the status of the Company’s non-vested share options and restricted shares as of March 31, 2016 and the movement during the three-month periods ended March 31, 2015 and 2016, respectively, is presented below.
Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2016	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of March 31, 2016	104,250	$27.5	$7.0605

Number of outstanding options as well as their exercise price and weighed average grant date fair value have been revised retroactively, for all periods presented, to give effect to the 5-for-1 reverse stock split, discussed in Note 1, by keeping the total grant date fair value unchanged.
	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2015	78,833	$54.30
Granted	-
Vested	(78,833)	54.30
Unvested as at March 31, 2015	-	$-

Unvested as at January 1, 2016	135,230	$17.75
Granted	-	-
Vested	-	-
Unvested as at March 31, 2016	135,230	$17.75

The estimated compensation cost relating to non-vested share option and restricted share awards not yet recognized was $85 and $594, respectively, as of March 31, 2016 and is expected to be recognized over the weighted average period of 0.04 years and 4.04 years, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.        Commitments and Contingencies:
a)          Lease commitments
The following table sets forth inflows and outflows related to the Company’s leases, as at March 31, 2016.
	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2017	2018	2019	2020	2021	2022 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$23,965	$23,547	$418	-	-	-	-
Future, minimum, non-cancellable lease payment under vessel operating leases (2)	(5,053)	(3,595)	(1,458)	-	-	-	-
Bareboat capital leases - upfront hire & handling fees (3)	(7,141)	(6,805)	(336)	-	-	-	-
Bareboat commitments charter hire (4)	(223,844)	(5,515)	(13,910)	(16,982)	(16,900)	(17,266)	(153,271)
Total	$(212,073)	$7,632	$(15,286)	$(16,982)	$(16,900)	$(17,266)	$(153,271)

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing non-cancellable time and freight charters until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim surveys and special surveys of the vessels.
(2)	The amounts represent the Company’s commitments under the operating lease arrangement for Maiden Voyage disclosed in Note 5.
(3)	The amounts represent the Company’s commitments for upfront hire and handling fees under the bareboat lease arrangements for the vessels under construction.
(4)	The amounts represent the Company’s commitments for charter hire fees under the bareboat lease arrangements for the vessels under construction. The bareboat charter hire is comprised of both a fixed and a variable portion; the variable portion is calculated based on the 6-month LIBOR rate of 0.8997%, as of March 31, 2016.
b)          Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.
The Company’s vessels are covered for pollution in the amount of $1 billion of insurance per vessel per incident by the Protection and Indemnity (P&I) Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.        Commitments and Contingencies - continued:
As described on Item 8 of the Company’s the 2015 20-F Annual Report, on October 23, 2014, a purported shareholder (the “Plaintiff”) of the Company filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities. The Company has been named as a nominal defendant in the lawsuit. The lawsuit alleges that the acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that the Company entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in the Company have increased and that the Plaintiff’s interest in the Company has been diluted. The lawsuit also alleges that the Company’s management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with the acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of the Company’s Board of Directors and its Chief Executive Officer, and other relief. The Company believes the claims are completely without merit, denies them and intends to vigorously defend against them in court. On November 24, 2014, the Company and the other defendants removed the action to the United States District Court for the Southern District of New York. On March 4, 2015, the Company and the other defendants moved to dismiss the complaint. On February 18, 2016, the court granted the Company’s motion to dismiss in full and dismissed the matter. On February 24, 2016, Plaintiff filed a notice of appeal. Plaintiff’s appeal brief was served on June 1, 2016. Defendants’ response brief is due on August 31, 2016. No further schedule has been set. The appeal is pending.
14.        Fair value measurements:
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.
Fair value on a recurring basis:
Interest rate swaps
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities.
In June 2013, the Company entered into two interest rate swap agreements with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward its floating interest rate liabilities under the two tranches of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26,840 and $28,628, for the Star Borealis and Star Polaris tranches, respectively, of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were effective by November and August 2014, respectively, and mature in August and November 2018. Under the terms of the Credit Agricole Swaps, the Company pays on a quarterly basis a fixed rate of 1.705% and 1.720% per annum, respectively, while receiving a variable amount equal to the three-month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of March 31, 2016, the notional amount of these swaps was $24,413 and $25,630, for the Star Borealis and the Star Polaris, respectively.
In addition, on April 28, 2014, the Company entered into two interest rate swap agreements (the “HSH Swaps”) to fix forward 50% of its floating interest rate liabilities for the HSH Nordbank $35,000 Facility. The HSH Swaps came into effect in September 2014 and mature in September 2018. Under the terms of the HSH Swaps, the Company pays on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three-month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of March 31, 2016, the notional amount of these swaps was $15,083.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.        Fair value measurements - continued:
On August 31, 2014 the Company designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC 815, “Derivatives and Hedging.” Accordingly, in the accompanying unaudited interim condensed consolidated statement of operations for the relevant period, the effective portion of these cash flow hedges is reported in “Accumulated other comprehensive loss,” while the ineffective portion of these cash flow hedges, if any, is reported under “Gain / (Loss) on derivative financial instruments, net.”
As part of the Merger, the Company acquired five swap agreements that Oceanbulk Shipping had entered into during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”). The Goldman Sachs Swaps were effective by October 2014 and mature in April 2018. Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% and 2.07% per annum, based on an aggregate notional amount that varies. From July 1, 2015 to October 1, 2015, this notional amount reached an upper limit of $461,264. The counterparty makes quarterly floating rate payments at three-month LIBOR to the Company based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, the Company re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC 815. Accordingly, the effective portion of these cash flow hedges from that date and until March 31, 2015 (see below) were reported in “Accumulated other comprehensive loss.” while the ineffective portion of these cash flow hedges was reported as gain under “Gain /(Loss) on derivative financial instruments, net” in the statement of operations for the relevant period. As of March 31, 2016, the notional amount of these swaps was $441,588.
Due to (i) changes in the timing of delivery of some of the Company’s newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale in 2015 of some of the Company’s vessels whose loans had been designated as hedged items, the Company determined that the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2015. Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualified for special hedge accounting, and as of April 1, 2015, the Company de-designated the cash flow hedge related to the Goldman Sachs Swaps. As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net.” The amount already reported up to March 31, 2015 in “Accumulated other comprehensive loss” with respect to the corresponding swaps will be reclassified to earnings when the hedged forecasted transaction impacts the Company’s earnings (i.e., when the hedged loan interest is incurred), except for that portion related to loans of the sold vessels that is being written down to earnings in the period when sale is probable, for which the forecasted transactions are no longer expected to occur.
The amount recognized in “Other comprehensive income/ (loss)” is derived from the effective portion of unrealized losses from cash flow hedges.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.        Fair value measurements - continued:
The amounts of Gain / (Loss) on derivative financial instruments recognized in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Three month period ended March 31,
	2015	2016
Unaudited Condensed Consolidated Statement of Operations
Gain/(loss) on derivative instruments, net
Unrealized gains/(losses) from the Credit Agricole Swaps and the HSH Swaps before hedging designation (August 31, 2014)	$-	$-
Unrealized gains/(losses) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	-	(2,168)
Realized gains/(losses) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	-	(1,383)
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	-	(42)
Ineffective portion of cash flow hedges	-	-
Total Gains/(Losses) on derivative instruments, net	$-	$(3,593)

Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	(1,080)	(342)
Total Gains/(Losses) recognized	$(1,080)	$(342)

An amount of approximately $762 is expected to be reclassified into earnings during the following 12-month period when realized.
In relation to the above interest rate swap agreements designated as cash flow hedges and the corresponding amount recorded in “Accumulated other comprehensive loss” as of March 31, 2016, and in accordance with ASC 815 “Derivatives and Hedging - Timing and Probability of the Hedged Forecasted Transaction,” the management of the Company considered the creditworthiness of its counterparties and the expectations of the forecasted transactions and determined that no events have occurred that would make the forecasted transaction not probable.
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.        Fair value measurements - continued:
The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2015 and March 31, 2016 based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.
	Significant Other Observable Inputs (Level 2)
	December 31, 2015		March 31, 2016
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps – asset position	$-	-	$-	-
Total
LIABILITIES
Interest rate swaps – liability position	$7,642	807	$9,392	1,307
Total	$7,642	807	$9,392	1,307
The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans, bearing interest at variable interest rates, approximates their recorded values as of March 31, 2016.
The 8.00% 2019 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKL), is approximately $24,500 as of March 31, 2016.
Fair value on a non-recurring basis:
As further discussed in Note 5, the Company recognized an impairment loss of $6,355 for the three month period ended March 31, 2016, of which:
(i)	$5,626 relates to the sale of Star Michele which was under negotiations to be sold as of March 31, 2016 with the agreement to be sold being reached in April 2016, as further discussed in Note 5. The carrying value of this vessel was written down to the fair value as determined by reference to its agreed sale price less costs of sale.
(ii)	$729 relates to the termination of two shipbuilding contracts in February 2016. As further discussed in Note 6, the Company has no future capital expenditure obligations regarding these newbuildings and the additional impairment amount was recorded as of March 31, 2016 in order to eliminate the cost of these advances.
The following table summarizes the valuation of the asset described under (i) above, measured at fair value on a non-recurring basis as of March 31, 2016.
	Fair Value Measurements Using
Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) Impairment loss		Impairment loss
Vessels, net	$-	$2,192	$		$5,626
TOTAL	$-	$2,192		$-	$5,626

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.        Subsequent Events:
a)    Fleet update

(i)	On April 26, 2016 the Company entered into an agreement with a third party to sell Star Michele at market terms. The vessel was delivered to its new owners in late May, 2016 (Note 5).
(ii)	On June 6, 2016 the Company took delivery of the Newcastlemax vessel Star Libra (ex-HN 1372), which is subject to a bareboat charter agreement with CSSC that is accounted for in the Company’s financial statements as capital lease.

b)     Loan developments

As further described in Notes 1 and 8, in June 2016, the Company entered into Standstill Agreements with its Lenders.

c)     Equity incentive plan

On May 9, 2016, the Company’s Board of Directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”) and reserved for issuance 940,000 common shares thereunder. The terms and conditions of the 2016 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans. In addition, on May 9, 2016, 690,000 restricted common shares were granted to certain directors, officers, employees of the Company, while 345,000 restricted common shares were granted to members of the top management subject to the occurrence of certain specified events.

d)	Board of Directors

As of June 25, 2016, the Company has been advised that Mr. Roger Schmitz, a Class B Director, is no longer affiliated  with the Company’s shareholder Monarch Alternative Capital LP. Mr. Schmitz shall continue to serve on the Board as an independent director.